Exhibit 99.1

Dada Announces Certain Management Changes

SHANGHAI, China, Aug. 20, 2024 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand retail and delivery platform, today announced that the board of directors (the “Board”) has elected Mr. Kevin Qing Guo to become a director and a member of the compensation committee of the Board and succeed Mr. Ian Su Shan as the chairman of the Board, effective August 20, 2024. Mr. Ian Su Shan will continue to serve as a director of the Company and a member of the nominating and corporate governance committee of the Board. After the change, the Board will consist of six members, three of whom are independent directors. In addition, Mr. Bing Fu has notified the Board of his resignation as the Interim President of the Company for personal reasons, effective August 20, 2024. Meanwhile, the board of directors is actively evaluating the Company’s leadership composition in light of the Company’s long-term development plans.

Mr. Kevin Qing Guo has served as a consultant to JD.com, Inc. (“JD.com”) and a consultant to Dada since April 2024. He is a co-founder of Robot-X Holdings Limited (“Robot-X”), a developer and manufacturer of cooking robotics designed for catering industry, and has served as a director and the Chief Executive Officer of Robot-X since November 2021. Prior to that, Mr. Guo worked at Meituan from March 2014 to October 2021 and served as a member of the S-team of Meituan from January 2020 to October 2021. Mr. Guo received his bachelor’s degree with a double major in applied chemistry and international engineering management from Tianjin University and a master’s degree in business administration from Beijing University of Posts and Telecommunications.

About Dada Nexus Limited

Dada Nexus Limited is China’s leading local on-demand retail and delivery platform. It operates JD NOW, formerly known as JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada NOW, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The vast volume of on-demand delivery orders from the JD NOW platform increases order volume and density for the Dada NOW platform. Meanwhile, the Dada NOW platform enables improved delivery experience for participants on the JD NOW platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure.

For more information, please visit https://ir.imdada.cn/.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rvanguestaine@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn